UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2014

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2014

Highlights

•	Golar LNG (“Golar” or the “Company”) reports a first quarter 2014 (“first quarter”) net income of $13.0 million (including a non-cash loss of $10.1 million on interest rate swaps).

•	EBITDA* generated in the quarter amounts to $33.1 million.

•
The Company takes delivery of the floating storage and regasification unit (“FSRU”) Golar Igloo on February 5th. Maiden cargo delivered on board and commissioning concluded successfully in Kuwait during March.

•	On March 28 Golar completes the sale of its interest in the FSRU Igloo to Golar LNG Partners (the “Partnership” or “Golar Partners”) for $310 million.

•	The Company concludes financing for four of its remaining five unfinanced newbuilds.

•
Continuing underperformance of global LNG production has resulted in negative growth and a lack of available cargos. This, together with few inter-basin arbitrage opportunities, means the spot and short term chartering market remains challenging.

•	Board maintains dividend at $0.45 for the quarter.

* Adjusted EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.

Subsequent events

•	Golar takes delivery of the LNG Carrier Golar Crystal (“Crystal”) on May 15.

•	The Company is on target to complete and fund key contracts for firm the order of Golar’s first Floating LNG production unit within Q2 2014.

Financial Review
Golar LNG Limited Results
The Company’s first quarter results show EBITDA of $33.1 million. Operating revenue at $21.0 million was up on fourth quarter 2013 (“fourth quarter”) operating revenue of $18.0 million. Positive contributions to first quarter revenue came from the Golar Arctic which provided a full quarter’s earnings having been in drydock for part of the fourth quarter, the Golar Igloo which contributed to earnings in respect of its 27 day pre-dropdown operations and the Golar Seal which found voyage charters for part of the quarter as compared to no utilisation during the fourth quarter. Collectively, the above provided an additional $8.2 million in first quarter revenue. A poorer performance from the Golar Viking which was scarcely utilised during the first quarter compared to 63% utilisation during the fourth quarter reduced the overall quarter-on-quarter revenue gain to $2.9 million. Voyage costs increased from $5.7 million in the fourth quarter to $6.1 million in the first quarter mainly due to fuel consumption by Golar Celcius and Golar Viking which were idle for most of the quarter. This was partially offset by lower consumption by the Gimi which commenced layup in mid-January. Vessel operating costs increased $1.7 million from $12.1 million in the fourth quarter to $13.8 million in the first quarter. Much of this increase is attributable to the Golar Igloo which was delivered on February 5 and commissioned in Kuwait during March, the Golar Celsius which was operational for a full first quarter as compared to two thirds of the last quarter and crew costs related to the Company’s fleet expansion. Administrative expenses dropped from $5.8 million in the fourth quarter to $4.9 million this quarter with lower legal and professional fees accounting for most of the reduction. Depreciation and amortization increased from $10.6 million in the fourth quarter to $12.3 million in the first quarter with the increase reflecting pro-rated depreciation for the Golar Igloo delivered during the quarter and a full quarter’s depreciation in respect of the Golar Celsius which delivered in late October.
To reflect the sale of the Golar Igloo to Golar Partners on March 28, a gain on sale of $35.4 million was recorded in the first quarter. A further gain of $8.7 million has been deferred and will be recognised in equal instalments over the Golar Igloo’s remaining useful life.
The contribution to the Company’s net income deriving from the operating results of Golar Partners comes largely in the form of dividend income on common units, its general partner stake and incentive distribution rights (“IDRs”), which collectively totalled $6.4 million for the first quarter. This compares to $8.0 million in the fourth quarter with the drop largely attributable to the Company’s sale of 3.4 million common units held in Golar Partners in December. Dividend income shown in the income statement does not include cash received in respect of the Company’s ownership of the Partnership’s subordinated units. When all classes of ownership are taken into account, the aggregate underlying cash dividend received during the first quarter of 2014 is $14.8 million. This compares to $16.4 million received in the fourth quarter with the drop reflecting the sale of the above common units.
Interest expense increased to $2.2 million for the first quarter compared to $nil for the fourth quarter as fourth quarter interest expense incurred was fully offset by deemed interest capitalized in respect of the Company’s newbuild program. Other financial items of $16.7 million relate primarily to non-cash losses on interest rate swaps.
Golar Group-wide Results - Includes Consolidation of Golar Partners (refer Appendix A)
As the operating performance of Golar Partners has such a material impact on the Company’s overall financial outcome and in response to continuing investor requests, the following review of the first quarter also considers group wide results (i.e. including Golar Partners). Following the IPO of the Partnership by the Company (together “the Golar Group”) and subsequent dropdowns of a large portion of Golar’s operating fleet, the majority of the operating vessels in the Golar Group now reside in Golar Partners. Based on first quarter operating results of the Company and Golar Partners, 87% of the aggregate net time charter revenue is sourced from vessels that are operating within Golar Partners’ corporate structure. Following a steady performance from Golar Partners’ fleet which once again reported full utilization, group wide revenues at $106.2 million were up on fourth quarter operating revenue of $103.9 million substantially due to the additional contributions from the Golar Seal and Golar Igloo. Operating expenses have increased $2.6 million over the fourth quarter to $25.6 million with the increase reflecting the addition of the Golar Igloo, a full quarter’s contribution from the Golar Celsius and an increase in repairs and maintenance expenditure on two Partnership vessels, the Golar Freeze and Methane Princess. Voyage related expenses at $7.3 million are in line with the prior quarter. First quarter group wide Time Charter Equivalent (“TCE”) earnings of $85,794 per day are slightly higher than the fourth quarter TCE of $84,773.
Underlying administration expenses (i.e. non-project related) of $4.9 million are lower than the previous quarter at $5.2 million with most of the reduction attributable to savings in advisory, legal and professional fees. Project related expenses at $1.6 million in the first quarter are in line with fourth quarter costs of $1.4 million.
Net financial expenses at $11.5 million are higher than the fourth quarter’s $10.3 million mainly as a result of pro-rated interest on the newly drawn $161 million Golar Igloo facility, a full quarter’s interest charge in respect of the Golar Celsius facility and a reduction in the amount of interest that could be capitalised. Other Financial Items posted a first quarter loss of $23.1 million and consist mainly of non-cash mark to market valuation of interest rate swap losses. This compares to a $6.4 million gain in the fourth quarter.

Financing
Company completes the sale of the Golar Igloo to Golar Partners for $310 million
On March 28, 2014, Golar completed the sale of its interest in the company which owns and operates the Igloo to Golar Partners for $310 million. This transaction, which will enable Golar Partners to increase its annual distribution by between $0.09 and $0.11 per unit effective from the second quarter of 2014, was financed in part by assuming bank debt of $161 million from Golar together with the $150 million net proceeds of the Partnership’s December 2013 equity offering. Golar will apply the net sale proceeds of $149 million against the remaining interim instalments of its newbuild program, dividends and to develop its floating LNG production business. Once again, the Company’s share of the distribution from Golar Partners will also increase disproportionately by virtue of its ownership of all of the IDRs. The Company receives 25% of incremental distributed cashflow when distributions per unit are between $1.9252 and $2.31 (on an annualized basis) in addition to its distributions received per common and subordinated unit held. When distributions per unit increase above $2.31 this incentive distribution will increase to 50% of incremental distributed cashflow. The Partnership remains on track to reach such a level upon the prospective dropdown of the Golar Eskimo in early 2015.
Four-unit financing facility
The Company executed a four ship sale and leaseback transaction with ICBC Financial Leasing Co. Ltd. (“ICBCL”) during February. The financing structure will fund 90% of the shipyard purchase price of each vessel. At funding, vessels will be simultaneously bareboat chartered by the Company at a fixed rate for a firm period of 10 years. Consistent with the eight-vessel $1.125 billion financing agreement executed last year, the lease is not reliant on long-term charters being in place. Under the leasing structure, the Company also has options to purchase the vessels after the fifth anniversary of the financing.
As with the eight-vessel facility, the Company had previously entered into interest rate swaps in 2012 in anticipation of financing being put into place which enabled the Company to secure very competitive hedging rates to limit its interest exposure.
To date $1.54 billion of the total $2.74 billion newbuilding capital expenditure has been paid. Of this $545.6 million has been funded by drawdowns against the $1.125 billion facility. Taking into account the $579.4 million undrawn balance of the $1.125 billion facility and the ICBCL facility above, the newbuilding program is now fully funded. The Board is pleased with Management for the attractive financing that has been put in place for the Company’s newbuilding expansion.
Corporate and other matters

FSRU activities
Golar continues to market the 170,000 cbm FSRU Golar Tundra and the Board remains optimistic that the Company will be able to secure a long term charter for the FSRU prior to its delivery. More opportunities are presenting themselves in Africa which has the potential to be an FSRU growth hotspot while Europe’s need to diversify gas supply options could also create further demand. The company is actively assessing two proposals for FSRUs in Africa and another scheme in Mediterranean Europe. We expect other early stage opportunities to crystalize in the coming year so that the Company will have attractive options for securing employment.
Construction of the 160,000cbm FSRU, Golar Eskimo, is proceeding according to plan and will complete at the end of 2014 in advance of the scheduled early 2015 commencement of service in Aqaba, Jordan.

Newbuild Deliveries
On February 5th, the Company took delivery of its first Samsung built FSRU, the Golar Igloo. Together with the Golar Seal and the Golar Celsius, the Igloo has been financed through the $1.125 billion facility with approximately 65% leverage, equivalent to $161.3 million. The Igloo commenced her charter with Kuwaiti National Petroleum Company on March 1st as planned with all pre March 28 dropdown revenues and costs accruing to Golar.
On May 15th, the Company took delivery of its third Samsung built, Tri-fuel Diesel Electric (“TFDE”) LNG carrier, the Golar Crystal. This vessel has also been financed through the $1.125 billion facility with approximately 65% leverage equal to $128 million. In line with the Golar Seal and Golar Celsius, the cash break even Time Charter rate in order to cover operating costs, interest expense and full amortisation of debt is estimated to be $57,000 per day (including $29,500 per day in debt repayment. The Crystal, although warm, has been bunkered and is currently awaiting business off Singapore.
Today, the global LNG fleet consists of approximately 365 vessels (excluding FSRUs and vessels less than 18,000cbm). This has increased by just a few vessels since the end of February. Although 29 vessels are slated for delivery in 2014, of which 16 are uncommitted, several owners of newbuild tonnage including Golar, have, for various reasons, experienced delays to their delivery schedules. This has the potential to mitigate the current downward pressure on rates and utilisation that the market is experiencing. Rates for spot and short term charters of newbuild TFDE tonnage are currently in the low $60k/day range. Equivalent rates for modern steam carriers are currently in the $50k/day range on a spot basis and lower for short term business of 1-2 years. Given that the benefit of a TFDE newbuild vessel relative to an old steam vessel is in the region of $40-50,000 per day, the daily rate that this implies for these older vessels will not be sufficient to cover their daily OPEX. As a result we expect to see more of these vessels transferred to layup or scrapped as they come off charter.
The Company remains convinced of the economic and operational benefits of its newbuild fleet. Furthermore, the Board is positive that that the new fleet will prove successful with charterers which will eventually lead to improved utilisation. Golar has, as stated earlier, been in discussions with the newbuilding shipyard for the purpose of making adjustments to the original delivery schedule. The revised newbuilding schedule (including FSRUs) will see three further vessels delivered by the end of the third quarter, four by the end of the fourth quarter with the remaining ship arriving in 2015. In association with these schedule revisions the Company has been able to optimize the build-up of crewing levels to save on operating costs associated with the full roll-out of the fleet.
Drydockings
No vessels were drydocked during the quarter and the only operational carrier scheduled for drydocking is the Golar Viking, which is currently scheduled during fourth quarter 2014
Shares and options
During the quarter 45,351 options were exercised. As at March 31, 2014 there are 451,793 remaining options. The total number of shares outstanding in Golar excluding options as at March 31, 2014 is 80,624,646.
Dividend
Whilst the lack of chartering activities was anticipated in the Company’s previous earnings release, the Board is nevertheless disappointed with the first quarter result. Despite this and in view of the Company’s solid financial position, the Board, who view the dividend as an important part of shareholder compensation, has decided to hold the dividend at $0.45 cents.
The record date for the dividend will be June 6, ex-dividend date is June 4 and the dividend will be paid on or about June 27, 2014.

Floating Liquefaction (“FLNG”)
The Company continues to take significant steps towards implementation of its FLNG strategy. Negotiations of key contracts for conversion of the 125,000m3 Hilli to a FLNGV have been substantially completed, and the Company, as previously reported, remains on track for the completion and associated funding of these key agreements prior to the end of Q2 2014. When the contract becomes effective it is likely that Golar also will secure two further options for additional conversions to be exercised within 6 and 12 months after initial signing. This puts Golar in a unique position to very quickly become a major force within the FLNG industry.
Progress with our project development portfolio continues to develop positively. The target remains to secure strong strategic partners that have an interest in utilizing one or more vessels to produce LNG from a specific defined gas reserve prior to completion of the first conversion. However, the Company advises that the existence of a commercial contract is unlikely at the time the Hilli conversion contract goes firm. It is Golar’s strategy that the value of its ten modern LNG carriers can be maximised by delivering them tied together with the projected FLNG vessels as an integrated package.
Shipping
The first quarter of 2014 began with a relatively promising start as the last of the winter fixtures were concluded. More efficient TFDE’s were favoured over older Steam Turbine carriers with rates concluded in the low $90k’s/day on round trip economics. A dearth of activity followed and rates quickly fell to present levels of $50k/day for modern steam turbines, and low $60k/day for TFDEs with partial ballast bonuses. Several fixtures followed at rates around these levels towards the end of March however the market remains illiquid and utilisation low by historical standards.
The Pacific has seen a growing tonnage list since the beginning of the year as the majority of spot activity has seen Atlantic cargoes heading east and owners hesitant to ballast vessels back west. Despite delays to some newbuild deliveries out of Korea, those that have arrived sit waiting for firm business in the east and have added to this shipping length. The Atlantic has witnessed tightening in shipping availability from time-to-time however a handful of new vessels positioned west saw the market lengthen again. Despite the extra available tonnage in the east, charter rates have remained fairly even across basins.
It has been the majors with sunk shipping costs who have picked up most of the marketed cargoes that have emerged and this has further constrained demand for shipping by independents such as Golar. Despite some positive near-term developments including the anticipated on-time start of the PNG project, ongoing production problems have generally persisted, particularly in Angola and Egypt. In addition, planned maintenance on Qatari trains during the second quarter together with the arrival of additional shipping capacity ahead of the associated liquefaction capacity means the short-term market will remain weak until a concerted ramp up of new liquefaction capacity begins in late 2014 and early 2015. There have been no intervening developments since February that alter our expectation that net balance in the LNG carrier market will again return to a structural long-term deficit when an additional 38% of current annual supply begins to come on line between 2014 through to 2016.

LNG Market
As we look forward into the prompt spot market, we see little change to recent dynamics. The spread between the European FOB price and Far East/South America (strongest market) DES price remains too narrow for inter-basin arbitrage trades and the market will remain long on ships.
The Company expects that owners will continue to position their newbuilds into the Atlantic and also bear some cool down costs in return for firm business. These vessels will likely be fixed for their maiden voyages on discounted economics which will see them redelivered in the far-east, positioning them nicely for projects in the Pacific to pick up. Spot prices in the short-term are likely to remain at current levels or possibly soften slightly.

Some medium term requirements have come to market during the second quarter which will remove tonnage from the availability list and further such opportunities are expected. Rates for medium term fixtures are less volatile than the spot market and brokers expect TFDEs for these requirements to be fixed at around $60-70k/day with modern steam turbine tonnage going for around $50k/day or below.
Looking out further, the US liquefaction build out will be accompanied by new supply areas developing in East Africa and Western Canada and new technology in Floating Liquefaction which will enable profitable development of smaller reserve basins that are insufficient in size to underpin traditional land-based liquefaction facilities. These developments will create additional demand for speculative tonnage. In total the Company expects that the long-term LNG carrier market is structurally short by at least 140 vessels (delivered by 2020). Orders in 2014 to date amount to around 10 carriers supporting the Boards view that ordering will remain weak until the short-term market begins to recover during 2015. The Company expects that annual supply will increase from ~237 million tonnes in 2013 to over 400 million tonnes in 2020. At least 1/3 of this increase will come from high tonne mile producing areas such as the United States.
The Company has so far resisted the un-attractive rates for the medium to long-term charters. The Board sees no reasons to change the Company’s long-term chartering strategy. Nevertheless, the Company will seek to mitigate the cash outflow it currently sees on its idling vessels and might show a more dynamic approach towards short and medium term charters.

Outlook
The Board of Directors of Golar wishes to confirm that the Company is on target to complete and obtain funding for the Company’s maiden FLNG vessel within Q2 2014. A positive go forward position taken in June of this year will lead to a projected delivery from the yard near the end of 2016. The Board believes this initiative will create significant commercial and strategic benefit with an early mover advantage.
Existing discussions with respect to specific locations are shaping up positively. The Board expects that with the full commitment to construction of the vessel, further opportunities will emerge with equally attractive economics. It is interesting to note that the total estimated natural gas being flared globally has been recently been estimated to be equivalent to the total size of the French and Italian gas markets combined (approximately 140 bcm/year) or 5% of the entire global gas market. This creates a unique and profitable opportunity for FLNG.
With a tariff level in line with those which recently have been established in comparable transactions for United States Gulf Coast LNG production projects, a 2.5 million tonne per annum Golar FLNG project will have an Enterprise Value / EBITDA ratio of approximately three. In addition, the Company will have the opportunity to support FLNG production with additional shipping and FSRU business with a potential to dropdon to MPL at enhanced values.

Investors should be aware that there are significant execution risk for such projects linked to receiving construction and operating permits and the structuring of the relevant commercial gas arrangements.
Turning to the near term, the Board remains concerned by the state of the LNG carrier market. As this weak market looks set to prevail at least for the remaining part of 2014, the Board believes that the current spot fleet will continue to operate with a negative cash contribution. However, attractive commercial opportunities will continue to arise related to geographical arbitrage and seasonal effects. The Company continues to focus on controlling costs and marketing the substantialbig economic benefits of the new generation of vessels to our charterers. The Board remains confident that the shipping balance will significantly tighten within the next 1-2 years as new production hits the market. The Company is in a solid financial position to wait for this to occur.
The Board strongly feels that completion and funding of the FLNG project will put the Company in a unique commercial position with very attractive upside for shareholders. Based on the trading so far, the operating result for Q2 will be in line or slightly better than Q1 numbers.

APPENDIX A - GROUP-WIDE OPERATING PERFORMANCE METRICS - NON GAAP
(Including consolidation of Golar Partners)

		Jan - Mar	Oct - Dec	Jan - Dec
		2014 (1)	2013	2013
		(unaudited)	(unaudited)	(unaudited)
Total revenues		106,226	103,935	419,748
Vessel operating expenses		25,620	22,988	89,315
Voyage and commission expenses		7,303	7,039	19,498
Administrative expenses		5,662	6,612	25,717
Depreciation and amortization		29,338	28,092	101,940
Impairment of long-term asset		—	500	500
Other operating income		1,317	—	—
Operating income		39,620	38,704	182,778
Interest income		583	645	3,244
Interest expense		(12,045)	(10,913)	(43,190)
Other financial items		(23,126)	6,440	35,661

(1) Q1 2014 RECONCILIATION OF GOLAR'S RESULTS TO GROUP-WIDE BASIS
(including consolidation of Golar Partners)
		Golar Partners		(Including consolidation of Golar Partners)
	Jan - Mar	Complete	Consolidation	Jan - Mar
	2014	Basis (100%)	Adjustments	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues	20,966	87,690	(2,430)	106,226
Vessel operating expenses	13,767	13,631	(1,778)	25,620
Voyage and commission expenses	6,114	1,189	—	7,303
Administrative expenses	4,864	1,449	(651)	5,662
Depreciation and amortization	12,335	17,648	(645)	29,338
Gain on disposals to Golar Partners (including amortization of gain)	35,519	—	(35,519)	—
Other operating gains	1,317	—	—	1,317
Operating (loss) income	20,722	53,773	(34,875)	39,620
Interest income	283	300	—	583
Interest expense	(2,164)	(9,881)	—	(12,045)
Other financial items	(16,712)	(6,204)	(210)	(23,126)

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar. Although Golar believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRUs; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

May 28, 2014
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2013	2013	2013
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Time charter revenues	18,536	15,604	33,947	90,558
Vessel and other management fees	2,430	2,425	1,864	9,270
Total operating revenues	20,966	18,029	35,811	99,828

Vessel operating expenses	13,767	12,077	9,599	43,750
Voyage and commission expenses	6,114	5,748	1,720	14,259
Administrative expenses	4,864	5,753	4,988	22,952
Depreciation and amortization	12,335	10,552	8,806	36,871
Impairment of long-term assets	—	500	—	500
Total operating expenses	37,080	34,630	25,113	118,332

Gain on disposals to Golar Partners (includes amortization of deferred gain)	35,519	127	65,239	65,619
Other operating gains and losses	1,317	—	—	—

Operating income (loss)	20,722	(16,474)	75,937	47,115

Other non-operating income (expense)
Dividend income	6,416	8,044	8,202	30,960
Other	718	67	—	(3,355)
Total other non-operating income	7,134	8,111	8,202	27,605

Financial income (expenses)
Interest income	283	276	974	3,549
Interest expense	(2,164)	—	—	—
Other financial items	(16,712)	5,184	(2,753)	38,219
Net financial (expense) income	(18,593)	5,460	(1,779)	41,768

Income (loss) before taxes and equity in net earnings of affiliates	9,263	(2,903)	82,360	116,488
Taxes	614	1,292	787	3,404
Equity in net earnings of affiliates	3,114	5,922	2,417	15,821

Net income	12,991	4,311	85,564	135,713

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2014	2013	2013	2013
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Net income	12,991	4,311	85,564	135,713

Other comprehensive income (loss):
Gain associated with pensions (net of tax)	—	5,078	—	5,078
Net gain on qualifying cash flow hedging instruments (1)	1,238	1,118	1,962	5,010
Net (loss) gain on investments in available-for-sale securities	(3,092)	(30,681)	38,645	1,885
Other comprehensive (loss) income	(1,854)	(24,485)	40,607	11,973
Comprehensive income (loss)	11,137	(20,174)	126,171	147,686

(1) Includes share of net gain of $0.3 million for the quarter ended March 31, 2014 on qualifying cash flow hedging instruments held by an affiliate (for the quarter ended December 31, 2013: $0.9 million).

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2014	2013
(in thousands of $)	Mar-31	Dec-31

ASSETS
Current
Cash and cash equivalents	158,579	125,347
Restricted cash	23,432	23,432
Other current assets	92,680	26,606
Amounts due from related parties	13,324	6,311
Short-term debt due from related party	20,000	—
Total current assets	308,015	181,696
Non-current
Restricted cash	3,111	3,111
Investment in available-for-sale securities	264,259	267,352
Investment in affiliates	345,985	350,918
Cost method investments	204,172	204,172
Newbuildings	707,779	767,525
Vessels and equipment	803,528	811,715
Other long-term assets	60,462	78,732
Total assets	2,697,311	2,665,221

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Short-term debt	67,559	—
Current portion of long-term debt	115,784	30,784
Other current liabilities	47,085	59,427
Amounts due to related parties	482	363
Total current liabilities	230,910	90,574
Long-term
Long-term debt	550,120	636,244
Long-term debt due to related party	50,000	50,000
Other long-term liabilities	86,860	84,266
Total Liabilities	917,890	861,084

Equity
Stockholders' equity	1,779,421	1,804,137

Total liabilities and stockholders' equity	2,697,311	2,665,221

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2014	2013	2013	2013
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net income	12,991	4,311	85,564	135,713
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	12,335	10,552	8,806	36,871
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(872)	(3,487)
Amortization of deferred charges and debt guarantee	536	611	(154)	1,120
Gain on disposal to Golar Partners (including amortization of deferred gain)	(35,519)	(127)	(65,239)	(65,619)
Equity in net earnings of affiliates	(3,114)	(5,922)	(2,417)	(15,821)
Dividend income from available-for-sale and cost investments recognized in operating income	(6,416)	(8,044)	(8,202)	(30,960)
Dividend received	14,750	16,879	14,422	64,198
Drydocking expenditure	(719)	(4,013)	(789)	(4,248)
Stock-based compensation	84	84	83	500
Gain on disposal of high yield bond in Golar Partners	—	(841)	—	(841)
Loss on disposal of available-for-sale securities	—	754	—	754
Change in market value of derivatives	9,428	(12,522)	(1,691)	(55,776)
Other current and long-term assets	(76,780)	(2,054)	(8,788)	(18,970)
Other current and long-term liabilities	(7,126)	10,925	(3,816)	24,065
Net foreign exchange (gain) loss	(542)	27	—	(277)
Impairment of long-term assets	—	500	—	500
Net cash (used in) provided by operating activities	(80,964)	10,248	16,907	67,722

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2014	2013	2013	2013
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,411)	(221)	—	(802)
Additions to newbuildings	(196,608)	(346,790)	(167,797)	(733,353)
Short-term loan granted to third party	—	—	—	(11,960)
Repayment of short-term loan granted to third party	—	1,985	—	2,469
Short-term loan granted to Golar Partners	(20,000)	—	—	(20,000)
Repayment of short-term loan granted to Golar Partners	—	20,000	—	20,000
Additions to investments	—	(3,029)	(2,620)	(5,649)
Additions to available-for-sale securities	—	—	(12,400)	(12,400)
Proceeds from disposal of business to Golar Partners, net of cash disposed	148,048	2,410	117,517	119,927
Proceeds from disposal of investments in available-for-sale securities	—	99,210	—	99,210
Proceeds from disposal of high yield bond in Golar Partners	—	34,483	—	34,483
Restricted cash and short-term investments	—	(9)	—	(24,992)
Net cash used in investing activities	(69,971)	(191,961)	(65,300)	(533,067)

FINANCING ACTIVITIES
Proceeds from short-term debt	67,559	—	—	—
Proceeds from long-term debt (including related parties)	161,270	306,358	—	306,358
Repayments of long-term debt	(2,350)	(2,350)	(2,350)	(9,400)
Financing costs paid	(6,375)	(17,074)	—	(22,612)
Cash dividends paid	(36,271)	(36,264)	—	(108,976)
Proceeds from exercise of share options	334	341	—	608
Net cash provided by (used in) financing activities	184,167	251,011	(2,350)	165,978
Net increase (decrease) in cash and cash equivalents	33,232	69,298	(50,743)	(299,367)
Cash and cash equivalents at beginning of period	125,347	56,049	424,714	424,714
Cash and cash equivalents at end of period	158,579	125,347	373,971	125,347

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319

Net income	—	—	—	—	85,564	85,564
Grant of share options	—	83	—	—	—	83
Other comprehensive income	—	—	—	40,607	—	40,607

Balance at March 31, 2013	80,504	654,125	200,000	21,877	934,067	1,890,573

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137

Net income	—	—	—	—	12,991	12,991
Dividends	—	—	—	—	(36,271)	(36,271)
Grant of share options	—	84	—	—	—	84
Exercise of share options	45	542	—	—	(253)	334
Other comprehensive income	—	—	—	(1,854)	—	(1,854)

Balance at March 31, 2014	80,625	656,644	200,000	(8,611)	850,763	1,779,421

Footnotes:

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 28, 2014	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer